Harbin Electric, Inc.

No. 9 Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu,
      Harbin Kai Fa Qu, Harbin, China

November 4, 2011

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Harbin Electric, Inc. (the “Company”)
Post-Effective Amendment No. 1 to Registration Statement on Form S-8
(File No. 333-140583) (the “Post-Effective Amendment”)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, we respectfully request that the above-captioned Post-Effective Amendment be immediately withdrawn.

The Post-Effective Amendment was filed via EDGAR on November 3, 2011 and when filed, was not correctly tagged as form type “S-8 POS” by the Company’s EDGAR agent.   The Company’s intends to re-file the Post-Effective Amendment using the correct EDGAR tag following receipt of the order from the Securities and Exchange Commission consenting to the withdrawal.

The Company confirms that no securities were sold pursuant to the Post-Effective Amendment.

We would appreciate it if you would please provide a facsimile copy of the order consenting to the withdrawal as soon as it is available to the Company’s counsel, Angela Dowd, at (212) 407-4990.

If you have any questions or require further information, please contact Angela Dowd at (212) 407-4970.

Very truly yours,

Harbin Electric, Inc.

By:	/s/ Tianfu Yang
Name: Tianfu Yang
Title: Chief Executive Officer